January 5, 2005

Martin G. Klein, CEO
Electro Energy Inc.
30 Shelter Rock Road
Danbury Connecticut 06810


Re:	Electro Energy Inc.
	Form SB-2
	File No. 333-121026
	Filed December 6, 2004


Dear Mr. Klein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. In footnotes 3 and 6 to the table you have registered under Rule
416 "an indeterminate number" of common shares that may become issuable pursuant to anti-dilution provisions of the Series A Convertible Preferred Stock and warrants. A price protection provision, such as found in the Series A stock, does not qualify for
Rule 416 treatment which applies only to stock splits, stock dividends and similar transactions. Please revise to make a good faith estimate of the number of shares you believe may be so issued, and register that quantity. If in the future that amount should prove insufficient, you will need to file another registration statement.
Prospectus Summary - Page 1
	Electro Energy Inc.
2. Explain briefly how your bipolar nickel-metal hydride technology differs from conventional nickel-metal hydride battery technology. Briefly explain why there is currently no commercial market for your products and what steps you are taking to overcome barriers to entry.
3. You are encouraged to provide the company`s website address.
See
Reg. S-B Item 101(c)(3).

The Offering - Page 2

4. Revise the second paragraph to clarify the number of shares outstanding that are being offered by this prospectus. Also disclose the number of shares in this offering that is not included in the total outstanding amount.

Risks Relating to our Company - Page 3

5. Expand the second risk factor to also discuss your dependence upon
Eagle Picher as a principal customer. We note you derived approximately 52% of your revenues for the nine months ended September 30, 2004, pursuant to the supply agreement with this party.
6. Revise the third risk factor to concisely summarize the nature of the risk. Different risks combined under this caption should be disclosed and discussed under separate captions.

Management`s Discussion and Analysis - Page 9

7. Please provide a discussion of the MEP transaction and its impact on your financial statements. You also should discuss why you acquired that entity, and present some discussion of its historical operations and your plans for that business. If you expect that MEP`s historical operations and revenues will not be indicative of its post acquisition operations and revenues, please expand to describe and to describe the bases for your expectations. Also make more detailed disclosure about the nature and terms of the supply agreement. The existing disclosure about that arrangement is not sufficiently detailed.

8. We see that you incur both product and administrative costs with related parties. Please expand MD&A to present discussion of the nature and extent of related party transactions and arrangements. Make reasonably specific disclosure about the products and services you obtain from related parties and identify the parties involved. If not apparent, make disclosure about the business purpose of the arrangements. Also make disclosure about any continuing commitments to transact with related parties.

	Results of Operations - Pages 9, 12

9. Please expand to provide more detailed and specific discussion of
the underlying government contracts responsible for the services revenue. At a minimum for each significant arrangement, provide some discussion of the significant terms and provisions, performance periods and conditions, revenues recognized and deliverables. Also address any contingencies related to that revenue. For instance, does the government have audit rights? Are there any circumstances where the government may request a refund or reduction of amounts previously paid? A tabular presentation may be helpful in conveying
some of this information.   Apply for each annual and interim
period
presented.

10. Under gross profit, please expand to separately disclose gross profit margin (that is, as a percentage of revenues) for services and products. Describe reasons for changes in these important ratios from period to period. Apply for each annual and interim period presented.

11. As a related matter, please also make disclosure about the components of costs of revenues for both products and services. Describe how you identify those costs, including a description of the nature and extent of estimates and judgmental allocations, if any.

12. Under SG&A please disclose why you incurred increased legal, accounting and investor relations expenses in 2004. Please also make disclosure about the extent of new hires in 2004, including more detail about their related functions. In general, MD&A should identify, quantify and explain reasons for significant changes in financial statement items. As an example, disclosure that you incurred increased legal fees is not complete without explanation of the underlying reasons for increased costs. Apply the general guidance throughout MD&A for all periods.

13. With respect to 2003 versus 2002 you attribute the increase in SG&A, in part, to legal and accounting expenses related to the MEP transaction. Please quantify the amounts involved. In a supplemental narrative, tell us why these costs are not acquisition costs under FAS 141. Please also make disclosure clarifying the difference between these costs and those included in purchase accounting.


14. Please present a separate discussion of R&D expenses, explaining why you had none in 2003 and the nature and types you incurred in 2002 and 2004.

15. With respect to the employee stock compensation recorded and deferred for the grants in 2004, tell us why none of that cost has been allocated to cost of revenues. Support that allocation solely to SG&A is appropriate.

16. With respect to the beneficial conversion feature for the private
placement, please expand to describe or to refer to a description of
how this very material amount was measured.
17. It appears that you refer to your "services" and "products" revenues (as shown in your financial statements) are referred to as
"base business" and "MEP" in this discussion. Please revise to clarify the terminology.
18. Please discuss the results of each of your services and
products
segments separately.
      Financial Condition - Liquidity and Capital Resources - Page
11

19. We see you have discussed your financing activities. Please expand to also discuss cash flows from operating activities and from investing activities. The discussion of cash flows from operations should focus on the primary drivers of that cash flow, such as cash receipts from revenues and cash outflows for purchases and operating expenses. Also discuss your investments in acquisitions and in plant and equipment. For guidance, please see Release No. 33-8350 - Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations.

20. With respect to the previous comment, please note that the form
of the cash flow statement should not limit the substance of the
discussion of cash flows from operations.   In that light,
discussions driven by the indirect method cash flow statement often provide insufficient analysis.

21. Please discuss any obligations under your government contracts and grants, such as required expenditures or limitations on types and amounts. Clarify whether you have any obligation to return unspent funds. Clarify whether you have any obligations for royalties in addition to CII.

22. You disclose that you plan to make significant investments in capital equipment. Please disclose what you plan to spend on capital acquisitions in 2005.
23. Please revise to discuss the company`s cash flow from operations by appropriate operating periods. For example, we note net cash
(used) in 9 months ended 9/30/04 of $(1,061,819).

Critical Accounting Policies and Estimates

24. Please present a discussion of critical accounting policies. Please note that this disclosure should address the nature and extent of complex judgments and estimates inherent to your accounting practices, including discussion about how you arrive at the related amounts presented in the financial statements. You should also address the susceptibility of those estimates to revision. The disclosure should not be a recitation of your basic accounting policies. For guidance refer to FR-60 and FR-72.


Change in and Disagreements with Accountants on Accounting and Financial Disclosures - Page 42

25. Please present the complete disclosures required by Item 304 of
Regulation S-B.


Our Business Following the Merger - Page 14
26. Throughout the business discussion, limit the use of acronyms, for example, "EV," "HEV," "PNGV," and "SLI," or define them when you believe it is necessary to use them.
27. Please revise this section to provide a more balanced presentation of the opportunities versus competitive, technical, marketing, patent protection and other risks associated with your potential market, as described in your own risk factors section.
28. Please revise to discuss whether you have developed manufacturing processes and equipment necessary to produce your products in commercial quantities. Are these patent protected? Can you license the processes and equipment?
29. Please revise to discuss the business reasons for acquiring
MEP.
It is not clear whether MEP has customers other than Eagle Picher. How are you now using the leased facility and equipment?
30. Discuss the material terms of the Eagle Picher supply agreement.
31. Discuss the suitability of the equipment and facility in Colorado for conversion to manufacture of bipolar NiMH batteries.
32. Discuss the licenses you acquired from Eagle Picher.
33. It is not clear why you have listed prior customers of MEP. Were prior purchases by these customers material? Are these current customers? Do you believe they may become customers again? Is the previously purchased technology still attractive to these entities?
Does the acquisition provide any special status relative to these entities, such as pre-qualified vendor? Please revise the disclosure to explain.
34. Please summarize the government research contracts by dollar value and the expected earned revenue in future fiscal year operating periods.
35. Please revise to address the potential that others may develop similar or superior battery technologies that erode any competitive advantage you presently believe you enjoy. For example, are you aware of others developing similar technologies, through government-sponsored research or otherwise?

The Battery Market - Page 18

36. In the table "World Battery Market" it is unclear what the first
three ([SLL], Primary and Consular) market categories are intended to
represent. Please revise to clarify. Throughout the business section, where you include industry and product data, provide supplemental support for the data, clearly marking the relevant sections to support the disclosure. We may have further comments.
37. Please identify the source of the data presented in the table
Electro Energy Projected Markets in 2008.   Explain in reasonable
detail the bases for these projections.
38. In the Price and Performance Comparison table please revise to:
* Correct missing  "-"  characters
* Define "Principal Balance-Acid," "Ni-Zn," and "Li-Ion."

Established High Performance Markets - Page 19

39. Please explain why you present data from 2001 rather than more recent information. Do you believe this is reasonably representative of current circumstances?
40. In connection with the table Projected Battery Market Share by Chemistry please revise to explain the bases for your projected market share. Explain how a variety of uncertainties, such as production limits, market adoption of your technology, establishing distribution channels, improved performance of competing products, etc., could significantly impact these projections.
41. Supplementally furnish the Santa Clara Group forecast and any reports prepared by other parties named in the registration statement. Confirm that Santa Clara and other named parties have consented to being named in this filing.

Specialty High Performance Markets - Page 20

42. Please explain the terms "part 135 and 91 aircraft," "UPS systems," and "OEM5."

Director, Executive Officers, Promoters and Control Persons - Page
29

43. Please revise each person`s business experience description to clarify his or her position(s) specifically during the most recent 5 years. In several instances it is not clear from the description given.

Executive Compensation - Page 31
44. Update the executive compensation information throughout this section to include your most recently completed fiscal year.

Certain Relationships - Page 33

45. Quantify the amounts guaranteed by each of the two officers.
If
material, disclose any compensation received by them for extending the guarantees. Disclose any plans to release them from their guarantees.
Selling Security Holders - Page 35

46. Please identify the natural person beneficial owner(s) of each non-public entity.
47. Please advise which selling security holders are broker-dealers or affiliates of broker-dealers. We may have further comment.

Description of Securities - Page 39

48. It is unclear whether any of the shares subject to the lock-up agreement are registered in this offering. Please advise.


Financial Statements

49. Please update the filing when required by Item 310(g) of Regulation S-B. Please also note the requirements of Item
310(g)(2)
to the Regulation. That item may require accelerated updating in any amendment filed after February 14, 2005.

Consolidated Balance Sheets - Page F-2

50. Confirm supplementally that the item "accounts receivable" contains only trade receivables from the sales of goods and services.
If the item contains other types of receivables, supplementally describe and quantify those items. Unless the amounts involved are not significant, please also make footnote disclosure about the nature of any non-trade receivables included in this caption.

Consolidated Statements of Operations - Page F-4

51. We see that your technology is under development.  Tell us why
there is no research and development expense in 2003.   Please
explain supplementally and clarify in the filing.
52. Since you are the accounting acquirer in the reverse merger you should present earnings per share on the face of the statement of operations for all periods. Please note that weighted average shares should reflect the impact of the reverse merger.

Note 1, The Company - Page F-8

53. Please expand to provide a more specific description of the products produced by the Colorado Springs business. That is, more specifically describe the "commercially viable products" produced by that business.

Note 2, Summary of Significant Accounting Policies

54. Please tell us supplementally whether you provide a warranty for your products. If so, please disclose your accounting policy and here, or in another Note. Please also present all disclosures necessary under FIN 45. If you believe that disclosure is not necessary, explain supplementally.

-- Inventory - Page F-9

55. Please expand to describe how you identify and account for inventory impairment. Also supplementally describe your policies and practices. Show us that your practices are SAB Topic 5-BB compliant.

-- Revenue Recognition and Significant Customers - Page F-9

56. With respect to research and development services, please expand
to make more and detailed and specific disclosure about your revenue
practices. Clarify what you mean when you state that revenue is recognized "as the work is performed." What factors do you consider in concluding that contracted work has been appropriately
completed
in recognizing revenue?  For example, are there milestones?   How
do
you identify and account for contract losses? Are there timing differences between billings and revenues? If so, how do you account for and present such differences? Contract accounting, especially government contact accounting, can be complex and this disclosure is too brief.

57. As a related matter, tell us more about the underlying contracts during 2003 and 2004. For significant contracts, tell us how much revenue was recognized in 2003 and 2004 and describe the principal terms, requirements and deliverables for each significant arrangement. With respect to these arrangements show us that your revenue practices are appropriate under SAB Topic 13 and the government contract audit guide. To the extent that key terms and provisions vary, your response should be contract specific.

58. Please expand to clarify how product revenue recognized "at shipment" meets the criteria for revenue recognition in Topic 13 of the Staff Accounting Bulletins. That expanded disclosure should explain how you apply the requirements of the SAB. A generic recitation of the general factors cited in the SAB is not sufficient.

59. In a supplemental narrative describe the principal terms of the product supply arrangement with Eagle Picher. Also, provide us a copy of the agreement(s) and any related documents outlining the terms and conditions of these sales. The supplemental narrative should show us that your accounting practices for this revenue are appropriate. That is, show us that it is appropriate to recognize this revenue at shipment. Refer to SAB Topic 13 for guidance in preparing your response.

60. We see you report Net Revenue in the statements of operations. Please disclose what revenue is "net" of. Also provide a supplemental description of any significant items.

--Depreciation and Amortization - Page F-9

61. Please expand to identify the accelerated method in use. If not otherwise apparent, clarify the pattern of depreciation under that method. If you are using a tax method, explain to us why that method and its related statutory lives are appropriate for financial reporting purposes.

-- Stock-Based Compensation - Page F-10

62. Here or in Note 7, please identify which option-pricing model you have used for pricing options at fair value. Clarify if the model or assumptions are different for your warrants.

Note 6, Long-term Debt - Page F-13

63. Tell us how you selected the 5% discount rate applied to the Eagle Picher note. Show us that the rate and your considerations are consistent with the guidance from APB 21. Between here and Note 8, we see that the majority of your borrowings bear interest at 10%. Why should the discount rate not be higher?

64. With respect to the CII debt, tell us how you applied the requirements of EITF 86-15. Please also make clarifying disclosure and disclose the effective rate of interest for each borrowing where materially different from the stated rate.

Note 7, Shareholders` Deficiency - Page F-14

65. With respect to the 240,000 warrants, please expand to identify the valuation model and to disclose the related assumptions. You should also expand Note 11 to disclose the effective rate of interest for the related borrowings.

Note 8, Acquisition - Page F-16

66. We see that the MEP acquisition was significant under the computational rules set forth in Item 310(c) to Regulation S-B. Please expand to provide audited financial statements for the acquired business for the periods required under that Item.

67. We see that acquisition expenses (totaling nearly $159,000) are unusually material to the purchase price. In a supplemental schedule show us the components of these costs. Identify the parties involved and, where not apparent, describe the nature of the related service/product obtained. Show us that the amounts captured as acquisition costs are appropriate under FAS 141.

68. We see that you assumed an obligation to operate a ground water remediation effort. Tell us about the terms and conditions of this obligation and the period of performance. Tell us how this obligation was valued in purchase accounting. Describe the evidence you considered in determining the accounting and show us that you`ve appropriately applied the requirements of FAS 141. Also make detailed and specific footnote disclosure about this obligation. Significant environmental matters should also be described in MD&A.
For further guidance about environmental matters and related disclosures refer to SAB Topic 5-Y.

69. We see that you also acquired a supply agreement, a technology license and a sub-lease. We don`t see any purchase allocation for these items. In a supplemental analysis tell us how your purchase allocation considers these items and why that allocation is appropriate under FAS 141. With respect to these items, show us how you interpreted and applied the literature.

70. Please disclose how you determined the fair values of the assets
acquired and liabilities assumed.  You should not attribute those valuations to an appraisal unless you identify the expert and include
their consent in any amended filing.   Regardless, your
disclosures
should describe how fair values were determined.


Interim Financial Statements

Consolidated Balance Sheets - Page F-20

71. We see the more than $350,000 increase in prepaid expenses from
December 2003 to September 2004. Supplementally identify and describe the factors responsible for this significant variance.

72. With respect to the preferred shares issued in the private placement, supplementally describe any circumstances where you could be required to redeem those shares. For instance, preferred shares are often redeemable at the option of the holder upon a change in control or upon a material change in an entity`s business. Provide us a supplemental copy of the preferred stock agreement, including any related agreements addressing the terms and conditions of those shares.

73. As a related matter, supplementally and in detail describe your
consideration of the classification requirements of EITF Topic D-
98
and FAS 150. Provide an analysis of the literature and terms of securities to support that the classification of these securities as equity complies with GAAP.

Note 2, Significant Accounting Policies - Page F-26

74. Under Stock-Based Compensation, please expand to clarify why you changed from the minimum value method to the fair value method.
Also
clarify how the computations are different. Non-accountants will likely be unfamiliar with reasons for the change and the differences between the methods.

Note 6, Long-Term Debt - Page F-30

75. We see that CII has waived its rights only through February
2005.
Tell us how you have classified this debt as of September 30, 2004.
Since the waiver only extends into February 2005, if the debt is not classified as current, support in GAAP that classification as long-term is appropriate.

Note 7, Stockholders` Equity

-- Preferred Stock - Page F-31

76. Please disclose how you measured the fair value attributed to the common shares issued for the EEI Series A preferred stock.

-- Private Placement - Page F-32

77. In a supplemental response, show us how you measured the beneficial conversion feature attributed to the private placement. Show us that your method conforms to the requirements of EITF 98-5 and EITF 00-27. In light of the significance of the amount involved, you should also make some disclosure about how the amount was measured.


-- Stock Options - Page F-32

78. With respect to the deferred compensation recorded in 2004, please expand to disclose the amortization method and period. In a supplemental response, tell us the date(s) of grant and show us that the $1.6 million was appropriately measured under the provisions of
APB 25.

Accounting Firm Consent - Exhibit 23

79. Please include a currently dated accountants` consent in any amendment.

Exhibits

80. Please file all material contracts regarding the acquisition of
MEP and other agreements with Eagle Picher.
81. Please revise Exhibit 5.1 to specify the state of incorporation
(Florida). Also, in view of the first paragraph on page 2 of the opinion, please note that you will need to file an updated opinion on the date the registrant expects to have the registration statement declared effective.
Signatures

82. Please revise to specifically identify the controller or chief accounting officer.


* * * * * * * * *


      As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. File amendment(s) to your 1934 Act reports within 10 business days of this letter`s date. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please file any required exhibits not previously filed and complete any blank spaces with the next amendment for further staff review before requesting acceleration.

      Update information in the registration statement to the latest practicable date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Jeanne Bennett at (202) 942-1915 or Gary
Todd
at (202) 942-2852 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 942-1980 or me at (202) 942-1880 with any other
questions.

Sincerely,



Peggy Fisher
Assistant Director





cc. 	Duane Berlin (Lev & Berlin)
	VIA TELEFAX 203-854-1652




??

??

??

??

Martin G. Klein, CEO
Electro Energy Inc.
January 5, 2005
Page 14